October 14, 2009

Pamela Long
Assistant Director

Dorine H. Miller
Financial Analyst

Craig Slivka
Special Counsel

Division of Corporation Finance
Mail Stop 4631
100 F Street, Northeast
Securities and Exchange Commission
Washington, D.C.  20549-9368

Dear Ms. Long, Ms. Miller and Mr. Slivka:

On behalf of Altair Nanotechnologies, Inc. and its consolidated subsidiaries (the “Company”), I am writing in response to your letter to the Company dated October 5, 2009 (your “Letter”).  For clarity, each of the responses is preceded by a bolded restatement of your request.

Outside Front Cover

1.           Please revise the Registration Statement Fee table to include the Rights associated with the Common Shares.

Response:  In response to your comment, the Company has revised the fee table to include the rights associated with the common shares.

Prospectus Cover Page

2.           At the top of the prospectus cover page, please disclose the total dollar amount and units being registered. Please refer to Item 501(b)(2) of Regulation S-K.

Response: In response to your comment, the Company has revised the prospectus cover page to disclose the total dollar amount of the offering and the units being registered.

Exhibit 5 – Legal Opinion

3.           Please provide a legality opinion for the Rights associated with the Common Shares.

Response:  In response to your comment, the legality opinion has been revised to include an opinion addressing the rights associated with the common shares.

4.           Please revise the legal opinion to state that the warrant and units are “binding obligations.”

Response: In response to your comment, the legality opinion with respect to the warrants and the units has been revised to state that they are binding obligations.

The Company acknowledges that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, feel free to call me at 801.257.7963 or John Harvat, General Counsel of the Company, at (775) 858-3742.

Sincerely,

/s/ Bryan Allen

Bryan T. Allen
Parr, Brown, Gee and Loveless, PC